SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F      X       Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes            No      X

PORTUGAL TELECOM, SGPS S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: 26,895,375 Euros

Registered with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

NOTICE

In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS S.A. at the Company’s registered office, located at Avenida Fontes Pereira de Melo, no. 40, in Lisbon, on 27 March 2009, at 2:00 p.m., with the following agenda:

AGENDA

1:             To resolve on the management report, balance sheet and accounts for the year 2008;

2:             To resolve on the consolidated management report, balance sheet and accounts for the year 2008;

3:             To resolve on the proposal for application of profits and distribution of reserves;

4:             To resolve on a general appraisal of the Company’s management and supervision;

5:             To resolve on the election of the members of the corporate bodies and of the Compensation Committee for the 2009-2011 term of office;

6:             To resolve on the election of the Chartered Accountant, effective and alternate, for the 2009-2011 term of office;

7:             To resolve on an amendment to number 4 of article 13 of the Company’s Articles of Association;

8:             To resolve on the acquisition and disposal of own shares;

9:             To resolve, pursuant to number 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors;

10:      To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 9 hereof as may be resolved upon by the Board of Directors;

11:      To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and notably on the fixing of the value of such securities in accordance with number 3 of article 8 and paragraph e) of number 1 of article 15 of the Articles of Association;

12:      To resolve on the acquisition and disposal of own bonds and other own securities.

1/5

In the event the General Meeting is unable to resolve on any of the matters on the agenda due to a lack of required share capital representation, I hereby call the shareholders to meet pursuant to a second call on 13 April 2009, at 2:00 p.m., at the Company’s registry office.

The proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached to the same according to the law and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, will be made available to the shareholders, within the period provided by law, at the Company’s registered office and on the Internet site www.telecom.pt. The management report and financial statements will also be made available to the shareholders at the information disclosure system of the Portuguese Securities Commission.

Article 13 of the Articles of Association of Portugal Telecom, SGPS S.A., on the participation in and exercise of voting rights at a General Meeting of Shareholders, is set forth below.

“Article 13

Participation and Voting Rights

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to participate in a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account.

3. Holders of shares with certificates, where legally permitted, who intend to participate in a General Meeting of Shareholders must either have their shares registered in their name on the Company’s share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register.

4. For the purposes of the provisions of numbers two and three above, the shares must remain inscribed or registered in the name of the Shareholder at least until the time of adjournment of the General Meeting of Shareholders.

5. To each 500 shares shall correspond one vote, and Shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group’s members, they make up the number of shares required to exercise voting rights.

6. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established.

7.  The terms and conditions for the exercise of vote by correspondence or by electronic means shall be established by the Chairman of the General Meeting in the respective call, so as to ensure its authenticity, regularity, safety, trustfulness and confidentiality until the voting takes place. In either case, the Chairman of the General Meeting shall receive a communication made by the relevant shareholder, together with simple signature accompanied with a photocopy of the shareholder’s

2/5

identity card or, in the case of corporations, together with a legally acknowledged signature. In order to ensure confidentiality, these documents shall be addressed to the Chairman of the General Meeting in a closed envelope which shall only be opened at the counting of the votes.

8. The votes cast by correspondence or by electronic means shall be considered as votes against the resolution proposals presented after such votes are cast.

9. The attendance to the General Meeting of a shareholder who has exercised his/her voting rights by correspondence or by electronic means, or the attendance of his/her representative, shall cause the revocation of the vote cast by those means.

10. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as the representative of another shareholder, when exceeding ten per cent of the company’s total voting stock, shall not be counted.

11. For the purposes of this article, shares shall be deemed to belong to the Shareholder if held by persons in the situations contemplated by article 20 of the Portuguese Securities Code, and the limit for each person covered shall be proportional to the number of votes cast by such person.

12. The limit set out in number ten above shall apply to all resolutions, including those requiring a qualified majority.

13. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

14. The limitations set forth in the foregoing numbers shall apply to any usufructuaries and pledgees of shares.

15. In the context of ADR (American Depositary Receipt) or GDR (global Depositary Receipt) representing shares of the Company, owners of ADRs or GDRs shall be deemed to be shareholders, in accordance with the following number, and the entity in whose name the underlying shares are registered shall be deemed to be a mere representative.

16. By virtue of the foregoing number:

a) The provisions of article three hundred eighty-five of the Portuguese Companies Code shall apply to the entity in whose name the shares serving as a basis for the issue of ADR or GDR programmes are inscribed as a representative;

b) The limitation on the counting of votes as established under the law or the Articles of Association shall refer to votes cast on behalf of each ADR or GDR owner, as to whom the provisions of number eleven shall be considered, and each such owner shall be subject to the provisions of article twelve.

17. The limitation on the counting of votes cast by an entity on behalf of another shall not apply to entities in whose name shares of the Company serving as a basis for the ADR or GDR programme are registered.

18. For the purposes of participation in and exercise of voting rights at a General Meeting of Shareholders, the owners of ADRs or GDRs must comply with the provisions of this article.”

3/5

Representation of Shareholders

Shareholders may arrange to be represented at the General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

For such purpose, shareholders may access the form that will be available on the internet site www.telecom.pt, as from 3:00 p.m. on 20 February 2009.

The letters of representation of shareholders as referred to in the foregoing paragraphs, as well as the letters of shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings, shall be addressed to the Chairman of the General Meeting of Shareholders ( * ) no later than 5:00 p.m. on 24 March 2009.

Declaration of the financial intermediary

Shareholders, if they wish, may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, and for such purpose they shall grant the required powers by means of a document addressed to the Chairman of the General Meeting of Shareholders ( * ), to be received no later than 5:00 p.m. on 9 March 2009.

Shareholders may access the form that will be available for such purpose, beginning 3:00 p.m. on 20 February 2009, on the Internet site www.telecom.pt.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, provided that, no later than 5:00 p.m. on 9 March 2009, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the address to which voting papers and other documentation should be sent. In reply, the Company will send out the relevant voting papers and other documentation, and such shareholder must send to the Chairman of the General Meeting of Shareholders ( * ) a closed envelope containing another envelope with the duly completed voting papers, such that the Chairman receives it no later than 5:00 p.m. on 24 March 2009.

As an alternative, shareholders may also download the voting papers from the Internet site www.telecom.pt and send the same, addressed to the Chairman of the General Meeting of Shareholders ( * ), duly completed and in a closed envelope, such that they are received, together with an envelope containing the photocopy of the identity card (or, in the case of shareholders who are corporations, a legally acknowledged signature), no later than 5:00 p.m. on 24 March 2009.

Only the votes of shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 20 March 2009 will be considered.

4/5

Voting by electronic means

Shareholders with voting right may also vote through the Internet site www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. on 9 March 2009, the Chairman of the General Meeting of Shareholders ( * ) receives a communication, prepared in accordance with the form made available on that same Internet site, which communication must contain a legally acknowledged signature (or, in the case of individuals, a simple signature accompanied by a photocopy of the relevant identity card), and set out the mailing address to which the shareholder wishes that the password to be made available by the Company to be sent.

Such shareholders may cast their voting rights between midnight (0 hours) on 12 March 2009 and 5:00 p.m. on 24 March 2009.

Only the votes of shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 20 March 2009 will be considered.

Counting of votes

Votes exercised by correspondence or by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

( * )	Chairman of the General Meeting of Shareholders:
	Mailing Address:	Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisboa
	Telephone:	+ 351 800 207 369
	Fax:	+ 351 215 001 890
	E-mail:	assembleia-ptsgps@telecom.pt

Lisbon, 16 February 2009.

The Chairman of the General Meeting of Shareholders

António Manuel da Rocha e Menezes Cordeiro

5/5

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on an amendment to number 4 of article 13 of the Company’s Articles of Association)

Whereas:

A)                    The Portuguese Securities Commission approved, in September 2007, a new set of recommendations on the corporate governance of the companies issuers of shares listed on a regulated market;

B)                      Item I.2.2 of such recommendations establishes that “should the General Meeting be suspended, the company shall not compel share blocking during that period until the meeting is resumed and shall then follow the standard requirement of the first session”;

We propose that it be resolved:

1)                            To amend number 4 of article 13 of the Articles of Association to read as follows:

«ARTICLE THIRTEEN

PARTICIPATION AND VOTING RIGHTS

1.               (…)

2.               (…)

3.               (…)

4.               For the purposes of the conditions of numbers two and three, shares shall remain inscribed or registered in the shareholder’s name, at least up until the time of the closing of the general meeting. However, should the general meeting be suspended, the share deposit certificates that have been issued and the corresponding blocking of shares may be cancelled, and the

1/2

shares shall only be blocked and registered in the shareholders’ names up to five working days prior to the resume of the General Meeting, as set forth in numbers two and three above.

5.               (…)

6.               (…)

7.               (…)

8.               (…)

9.               (…)

10.         (…)

11.         (…)

12.         (…)

13.         (…)

14.         (…)

15.         (…)

16.         (…)

17.         (…)

18.         (…)»

Lisbon, 17 February 2009

The Board of Directors,

2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.